Exhibit 99.3

AMAYA Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Intermediary Voting Instruction Form (“VIF”) - Annual and Special Meeting of Shareholders of Amaya Inc. to be held on June 21, 2017 Fold NON-REGISTERED (BENIFICIAL) SECURITYHOLDERS 1. we are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions. 2. we are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. in order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. please complete and return the information requested in this vif to provide your voting instructions to us promptly. 3. if you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. you can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. consult a legal advisor if you wish to modify the authority of that person in any way. if you require help, please contact the registered representative who services your account. 4. this vif should be signed by you in the exact manner as your name appears on the vif. if these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. if this vif is not dated, it will be deemed to bear the date on which it is mailed by management to you. 6. when properly signed and delivered, securities represented by this vif will be voted as directed by  you, however, if such a direction is not made in respect of any matter, the vif will direct the voting of the securities to be made as recommended in the documentation provided by management for the meeting. 7. this vif confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof. 8. your voting instruction will be recorded on receipt of the vif. 9. by providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 10. if you have any questions regarding the enclosed documents, please contact the registered representative who services your account. 11. this vif should be read in conjunction with the information circular and other proxy materials provided by management. vifs submitted must be received by 9;00 a.m., eastern time, on June 19, 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Smartphone? Scan the QR code to vote now. Go to the following web site: www.investorvote.com if you vote by telephone or the internet, do not mail back this vif. voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. voting by mail or by internet are the only methods by which a holder may choose an appointee other than the management appointees name on the reverse of this vif. instead of mailing this vif, you may choose one of the two voting methods outlined above to vote this vif. to vote by telephone or the internet, you will need to provide your control number listed below. control number 01bqta

Appointee(s)

Management Appointee(s) are: Mr. Divyesh (Dave) Gadhia

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

As my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Amaya Inc. ("**Amaya**" or the "**Corporation**") to be held at the Marriott Hotel, located at 1050 De La Gauchetière Street West, Montréal, Québec H3B 4C9, Canada on June 21, 2017 at 9:00 a.m. (Eastern Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Divyesh (Dave) Gadhia	☐	☐	02. Harlan Goodson	☐	☐	03. Alfred F. Hurley, Jr.	☐	☐
04. David Lazzarato	☐	☐	05. Peter E. Murphy	☐	☐	06. Mary Turner	☐	☐

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of Deloitte LLP, London, England, United Kingdom as the auditor of Amaya, until the close of the next annual meeting of shareholders and to authorize the directors of Amaya to fix its remuneration.

3. Special Resolution to Continue the Corporation

For ☐ Against ☐

To consider and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced in Schedule "A" to the accompanying management circular (the "**Information Circular**"), approving the continuance of the Corporation from the *Business Corporations Act* (Québec) to the *Business Corporations Act* (Ontario) (the "**Continuance**"), and in particular, (i) approving and confirming the new general by-laws of the Corporation and repealing by-law No. 2014-1 of the Corporation and the general by-laws of the Corporation, (ii) approving the articles of continuance (the "**Articles of Continuance**"); and (iii) empowering the board of directors of the Corporation (the "**Board**") to determine the size of the Board within the minimum and maximum number of directors provided for in the Articles of Continuance.

4. Special Resolution to change the name of the Corporation

For ☐ Against ☐

To consider and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced in Schedule "B" to the Information Circular, authorizing the change of the name of the Corporation to "The Stars Group Inc.", conditional upon the Continuance becoming effective.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AGJQ 222055 AR1

01BQUC

AMAYA Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Intermediary Voting Instruction Form (“VIF”) - Annual and Special Meeting of Shareholders of Amaya Inc. to be held on June 21, 2017 Fold NON-REGISTERED (BENIFICIAL) SECURITYHOLDERS 1. we are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions. 2. we are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. in order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. please complete and return the information requested in this vif to provide your voting instructions to us promptly. 3. if you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. you can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. consult a legal advisor if you wish to modify the authority of that person in any way. if you require help, please contact the registered representative who services your account. 4. this vif should be signed by you in the exact manner as your name appears on the vif. if these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. if this vif is not dated, it will be deemed to bear the date on which it is mailed by management to you. 6. when properly signed and delivered, securities represented by this vif will be voted as directed by you, however, if such a direction is not made in respect of any matter, the vif will direct the voting of the securities to be made as recommended in the documentation provided by management for the meeting. 7. this vif confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof. 8. your voting instruction will be recorded on receipt of the vif. 9. by providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 10. if you have any questions regarding the enclosed documents, please contact the registered representative who services your account. 11. this vif should be read in conjunction with the information circular and other proxy materials provided by management. vifs submitted must be received by 9;00 a.m., eastern time, on June 19, 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Smartphone? Scan the QR code to vote now. Go to the following web site: www.investorvote.com if you vote by telephone or the internet, do not mail back this vif. voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. voting by mail or by internet are the only methods by which a holder may choose an appointee other than the management appointees name on the reverse of this vif. instead of mailing this vif, you may choose one of the two voting methods outlined above to vote this vif. to vote by telephone or the internet, you will need to provide your control number listed below. control number 01bqla

Appointee(s) management appointee(s) are: Mr. divyesh (Dave) gadhia or if you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see note #3 on reverse). As my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee see fit) and all other matters that may properly come before the annual and special meeting of shareholders of Amaya Inc. (“Amaya” or the “corporation”) to be held at the Marriott holder, located at 1050 de la gauchetiere street west, Montreal, Quebec h3b 4c9, Canada on June 21, 2017 at 9:00 a.m. (eastern time), and at any adjournment or postponement thereof. Voting recommendations are indicated by highlighted text over the boxes. 1. Special resolution to continue the corporation to consider and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced is schedule “a” to the accompanying management circular, approving the continuance of the corporation from the business corporations act (Quebec) to the business corporations act (Ontario) (the “continuance”), and in particular, (i) approving and confirming the new general by-laws of the corporation and repealing by-law no. 2014-1 of the corporation and the general by-laws of the corporation, (ii) approving the articles of continuance (the “articles of continuance”); and (iii) empowering the board of directors of the corporation (the “board”) to determine the size of the board within the minimum and maximum number of directors provided for in the articles of continuance. For against fold authorized signature(s) – this section must be completed for your instructions to be executed. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this vif with signing capacity. Agjq 225913 ar0 01bqmc